



MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ASSERTIONS REGARDING EXEMPTION PROVISIONS

To the Stockholder of
LockeBridge Partners, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) LockeBridge Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LockeBridge Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) LockeBridge Partners, Inc. stated that LockeBridge Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. LockeBridge Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LockeBridge Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 25, 2016

MARCUMGROUP MEMBER

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